EXHIBIT INDEX

EXHIBIT A:
  Attachment to item 77C: Submission of matters to a vote of Security holders.
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EXHIBIT A:
RESULTS OF SHAREHOLDER MEETING (Unaudited)

A special meeting of Shareholders of the Global Growth Fund of Phoenix-Engemann Funds was held on October 20, 1999 to approve the following matter:

1. Approval of a merger with Phoenix-Aberdeen Worldwide
Opportunities Fund

On the record date for this meeting there were 911,386 shares outstanding and 52.58% of the shares outstanding and entitled to vote were present by proxy.

NUMBER OF VOTES

                         For     Against    Abstain
1. Approval of merger  464,354    3,282      11,594